PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 30, 2017

VIA EDGAR

Mr. Larry Spirgel

Mr. Joshua Shainess

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 RYB Education, Inc. (CIK No. 0001708441)
Registration Statement on Form F-1

Dear Mr. Spirgel, Mr. Shainess, Mr. French and Ms. Wong:

On behalf of our client, RYB Education, Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on August 17, 2017.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated August 25, 2017. The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Corporate History and Structure, page 58

1.              Prominently disclose here that as a holding company, your ability to pay dividends and other cash distributions to your shareholders depends upon your ability to receive dividends and other distributions from your PRC subsidiaries, which in turn depends upon the amount of service fees paid to your PRC subsidiaries by your affiliated entities in the PRC. Additionally, quantify the amount of fees paid to your PRC subsidiaries from your VIE and affiliated schools and the amount of dividends you have received from these subsidiaries in the last two fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 58 of the Registration Statement.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 87

2.              We note your response to comment 1 and revised disclosure on pages 88 and 137. Please explain to us how you determined that you are not restricted on the total amount of loans and capital contributions you may make under the applicable PRC regulations. We note your disclosure throughout (e.g., pages 34 and 137) concerning the limitations on loans by foreign companies to their subsidiaries in China such that the amounts of certain loans may not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise. In this regard, please tell us and revise your disclosure to quantify the amount of loans and capital contributions you may currently make to each of your VIEs and PRC subsidiaries as compared to the amount of proceeds you intend to use for the stated purposes. Furthermore, clarify how the use the proceeds for each of the stated purposes would be within the business scopes of your PRC subsidiaries and VIEs.

The Company respectfully advises the Staff that currently it may make up to approximately RMB 96.6 million and RMB 99.2  million of loans to its PRC subsidiary and its VIE, respectively; and the Company has also revised the relevant disclosure on pages 34, 51, 89, 138 and 139 of the Registration Statement in response to the Staff’s comments.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Lili Shan, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7256 or via email at llshan@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Chimin Cao, Chairman of the Board, RYB Education, Inc.

Yanlai Shi, Director and Chief Executive Officer, RYB Education, Inc.

Ping Wei, Chief Financial Officer, RYB Education, Inc.

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP